File # 82-4868

PRESS Release

RECEIVED
2004 MAY 18 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030225

For Immediate Release
Date: March 18, 2004
Close March 17, 2004- $0.34

Trading Symbol: TSX-V: IHP
Shares Outstanding: 15,992,108
Press Release #04-06

International Health Partners Inc.
Financing Closes Fully Subscribed

SUPPL

CALGARY, ALBERTA—International Health Partners Inc. and its Board of Directors is pleased to announce that the previously announced financing of 3,333,500 common shares at 30 cents per share has closed fully subscribed.

This financing represents net proceeds to IHP of $880,000 after expenses and will take the company through to the next phase of its expansion.

The Company is now in a financial position to capitalize on "value added" opportunities as they arise and also expand the management and marketing team in order to increase market share with existing operations.

International Health Partners Inc. is a medical and dental "Practice Management Company" in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca
Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca

Investor Relations:

Harbour Financial Inc.
Brian Barbour
403 813 5832
and
Thomas Hart
403 701 4278

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

For media enquires, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.

dlw 5/19

File# 82-4868

FORM 53-901F
MATERIAL CHANGE REPORT UNDER
Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)

Item 1: Reporting Issuer:

International Health Partners Inc.
Suite 1010, 1520 – 4 Street S.W.
Calgary, AB T2R 1H5

Item 2: Date of Material Change:

March 18, 2004

Item 3: News Release:

The Press Release reporting the material change, a copy of which is attached hereto as Appendix "A", was released March 18, 2004 through the services of CCN Matthews.

Item 4: Summary of Material Change:

On March 18, 2004, the Corporation announced that it has closed its previously announced Offering of 3,333,500 Common Shares of the Corporation at $0.30 per share by way of Short Form Offering Document.

First Associates Investments Inc. acted as underwriters and received (i) a commission equal to 10% of the gross proceeds realized under the Offering, payable in cash; (ii) an option ("Agent's Option") entitling the Agent to purchase that number of Common Shares as is equal to 10% of the total number of Common Shares sold pursuant to the Offering, at a price of $0.30 per Common Share for a period of two years from the Closing Date: and (iii) an administration fee of $20,000 plus GST and all of the Agent's costs incurred with respect to the Offering.

The net proceeds of the offering in the amount of $880,000, after expenses, are intended to take the Company through to the next phase of its expansion. The Company is now in a financial position to capitalize on "value added" opportunities as they arise and will also expand its management and marketing team in order to increase market share with existing operations.

Item 5: Full Description of Material Change:

On March 18, 2004, the Corporation announced that it has closed its previously announced Offering of 3,333,500 Common Shares of the Corporation at $0.30 per share by way of Short Form Offering Document.

First Associates Investments Inc. acted as underwriters and received (i) a commission equal to 10% of the gross proceeds realized under the Offering, payable in cash; (ii) an option ("Agent's Option") entitling the Agent to purchase that number of Common Shares as is equal to 10% of the total number of Common Shares sold pursuant to the Offering, at a price of $0.30 per Common Share for a period of two years from the Closing Date: and (iii) an administration fee of $20,000 plus GST and all of the Agent's costs incurred with respect to the Offering.

The net proceeds of the offering in the amount of $880,000, after expenses, are intended to take the Company through to the next phase of its expansion. The Company is now in a financial position to capitalize on "value added" opportunities as they arise and will also expand its management and marketing team in order to increase market share with existing operations.

Please also see attached Press Release.

Item 6: Reliance on section 85(2) of the Act

Not Applicable

Item 7: Omitted Information:

Not Applicable

Item 8: Senior Officers:

Further information relating to this Material Change Report may be obtained from:

David B. McQuaig
President and CEO
International Health Partners Inc.
#1010, 1520 – 4th Street S.W.
Calgary, Alberta, T2R 1H5
Tel.: (403) 264-7664
Fax: (403) 264-7640

Item 9: Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED March 22, 2004 at Calgary, Alberta.

INTERNATIONAL HEALTH PARTNERS INC.

Per: *"David B. McQuaig"*
David B. McQuaig
President & CEO

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

PRESS RELEASE

FOR IMMEDIATE RELEASE, MARCH 18, 2004

International Health Partners Inc. Financing Closes Fully Subscribed

CALGARY, ALBERTA—International Health Partners Inc. and its Board of Directors is pleased to announce that the previously announced financing of 3,333,500 common shares at 30 cents per share has closed fully subscribed.

This financing represents net proceeds to IHP of $880,000 after expenses and will take the company through to the next phase of its expansion.

The Company is now in a financial position to capitalize on "value added" opportunities as they arise and also expand the management and marketing team in order to increase market share with existing operations.

International Health Partners Inc. is a medical and dental "Practice Management Company" in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca
Investor inquiries, please call Toll-Free: 1-877-664-666 or e-mail to: investor@IHP.ca

Investor Relations: **Harbour Financial Inc.**
Brian Barbour
403 813 5832
and
Thomas Hart
403 701 4278

For media enquiries, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.